UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated April 28, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: April 29, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

April 28, 2008

TSX SYMBOL:  STM

Strathmore Announces Changes to Agreements

with Yellowcake Mining Inc.

Strathmore Minerals Corp. (“Strathmore or “the Company”) announces that an agreement has been reached with Yellowcake Mining Inc. to amend its Juniper Ridge Wyoming Joint Venture in Wyoming and terminate its agreements on the Sky, Jeep, and Conoco Files projects (also known as the Texas Database project), as of April 21, 2008.

Yellowcake Mining can earn up to an 80% interest in the Juniper Ridge projects by completing the following terms (all figures in US currency):

As previously outlined:

•

Yellowcake shall, and has issued 9 million common shares to Strathmore.

•

Yellowcake has paid Strathmore $100,000 and shall pay an additional $100,000 on each of the four anniversaries of the effective date for total consideration of $500,000;

In addition, as amended:

Yellowcake shall contribute exploration and development costs totaling a minimum of $8 million, subject to a $500,000 annual minimum as outlined in the following schedule

•

$764,518 not later than May 1, 2008.

•

A minimum of $300,000 not later than September 1, 2008.

•

A minimum of $500,000 not later than December 31, 2009.

•

The balance of the $8 million as agreed by both Parties based on the availability of financing, but in any case not later than December 31, 2012.

Strathmore shall continue to act as Manager of the Juniper Ridge project and will prepare programs for approval of the Joint Management Committee and Yellowcake Mining.

As of April 21, 2008, the Joint Venture agreements on the Sky and Jeep Wyoming projects, in addition to the Conoco Files agreement have been terminated. Yellowcake has agreed to pay Strathmore $88,881 for fees incurred relating to the evaluation of the Conoco Files. In addition, Yellowcake has agreed to return the database and all related information to Strathmore, and shall not disclose any information to any third parties.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com